

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2019

Via Email
Mr. David K. Holeman
Chief Financial Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, TX 77063

> **Re: Whitestone REIT**
> **Form 10-Q**
> **Filed August 9, 2018**
> **File No. 001-34855**

Dear Mr. Holeman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Isaac Esquivel

                        Isaac Esquivel
                        Staff Accountant
                        Office of Real Estate and
                        Commodities